  Exhibit 99.3

Minutes no. 370

In the City of Buenos Aires, on this November 12, 2018, at 11:30 a.m., Messrs. César Halladjian, Eduardo Erosa, and Juan Nicholson, members of the Supervisory Committee of Central Puerto S.A. (hereinafter, the “Company”), meet to consider the sole item of the meeting order of business: CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2018. ISSUE OF THE SUPERVISORY COMMITTEE REPORT. Mr. Hallajdian takes the floor and states that the Supervisory Committee must make a statement on the Consolidated Statement of Financial Position, the Consolidated Income Statement, Consolidated Comprehensive Income Statement, Consolidated Statement of Changes in Shareholder’s Equity, Consolidated Cash flow Statement, Supplementary Notes, Separate Income Statement, Separate Comprehensive Income Statement, Separate Statement of Financial Position, Separate Cash Flow Statement, the information review and the additional information to the financial statements notes -Section 12, Chapter III, Title IV of the Argentine Securities Commission (Comisión Nacional de Valores) Regulations (N.T. 2013) 68, Regulation of the Buenos Aires Stock Exchange- for the period ended September 30, 2018. After a brief debate and taking into consideration any clarification made and the information provided by the Company’s Board of Directors, the members of the Supervisory Committee unanimously RESOLVE to approve the Supervisory Committee Report, transcribed hereunder, and to have Mr. Cesar Halladjian sign it:

SUPERVISORY COMMITTEE REPORT

To the Shareholders of
CENTRAL PUERTO S.A.

Introduction

1.
In accordance with Section 294, Subsection 5, Argentine Entities Law No. 19.550, as amended, (the “Argentine Entities Law”) and the Buenos Aires Stock Exchange Regulation on “Securities Authorization, Suspension, Withdrawal, and Cancellation” (the “Price Regulation of the BCBA”), we have reviewed the attached separate and consolidated financial statements of CENTRAL PUERTO S.A. and of its controlled companies’, which include the following: (a) separate and consolidated statements of financial position as at September 30, 2018, (b) separate and consolidated income statement and comprehensive income statement for the nine-month and three-month periods ended September 30, 2018, and the consolidated statement of changes in shareholder’s equity and separate and consolidated cash flow statement for the nine-month period ended on the date mentioned above, and (c) a summary of any significant accounting policy and other relevant information. As stated in note 2.2 to the attached consolidated financial statements and in note 1.1 to attached the separate financial statements, the Company prepares and presents its financial statements pursuant to the accounting information framework established by the Argentine Securities Commission (CNV), which is based on the International Financial Reporting Standards (“IFRS”), and particularly regarding the condensed interim financial statements, on the International Accounting Standards (“IAS”) 34 “Interim Financial Reporting”, as these standards were issued by the International Accounting Standards Board (“IASB”) and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), with the sole exception that IAS 29 “Financial Reporting in Hyperinflationary Economies”, which is temporarily excluded by CNV from its financial information framework. In addition, we reviewed the “Additional information to the notes to financial statements –Section 12, Title III, Chapter IV, Argentine Securities Commission (CNV) Regulation (N.T. 2013) as at September 30, 2013”. The filing of this information is not compulsory under the International Financial Reporting Standards accepted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) as professional accounting rules included by the Argentine Securities Commission, as approved by the International Accounting Standards Board (“IASB”). The aforementioned documents are exclusive responsibility of the Company’s Board of Directors.

Scope of the work

2.
Our work consisted in verifying that the relevant information in those statements was similar to that contained in the minutes reflecting the decisions made in the company, and that those decisions be in accordance with the law and the bylaws as regards its form and content. To do our work, we took into consideration the independent auditors’ opinion as well as the opinion of Mr. Germán E. Cantalupi, external auditor, member of the Company Pistrelli, Henry Martin y Asociados S.R.L. These opinions were given on November 12, 2018 in accordance with the International Regulation of Revision Request 2410 “Financial information revision for interim periods made by the company’s independent auditor”, issued by the International Auditing and Assurance Standards Board (“IAASB”). We have not performed any management control and, therefore, we have not assessed any corporate criteria or decision about management, financing, marketing, and production, since these issues are exclusive responsibility of the Board of Directors. In consequence, our responsibility is limited to making a statement about the aforementioned documents, excluding facts, acts, omissions, or circumstances unknown to us or that cannot be known by reviewing the information received by this Supervisory Committee in exercising its powers. We believe our work and the external auditor’s report to be a reasonable basis for us to prepare our report.

Conclusion

3.
Based on the revision we made and on certified public accountant Germán E. Cantalupi’s reports from November 12, 2018, made in his capacity as member of the Company Pistrelli, Henry Martin y Asociados S.R.L. mentioned in paragraph 1, there is nothing that, to our mind, shows that the condensed interim financial statements mentioned in paragraph 1 were not prepared in all their significant aspects in accordance with the relevant provisions of the Argentine Entities Law and of the Argentine Securities Commission and in compliance with the financial information framework mentioned in paragraph 1.

Emphasis on some issues revealed in financial statements

4.
We draw attention to the information contained in Note 2.2.2 to the Company’s consolidated financial statements “Differences between the financial information framework established the CNV and IFRs”, in which the Company details the effects the use of IAS 29 may have. Moreover, it states that even if it has not quantified the effects such standard would have on financial statements, it estimates that they would be significant and warns to take them into account when interpreting the information provided by the Company in the financial statements regarding its financial situation, its comprehensive result and cash flows. This fact does not change the conclusion expressed in paragraph 3.

Report on other legal and regulatory requirements

5.
In compliance with the regulations in force, we inform as follows:

a)
The separate and consolidated financial statements mentioned in paragraph 1 arise from the accounting books kept in form as required by the regulations in force.

b)
The separate and consolidated financial statements mentioned in paragraph 1 are recorded in the Inventory and Balance Sheet Book and comply, as regards to the scope of our work, with the provisions in the Argentine Entities Law and with the relevant provisions from the Argentine Securities Commission.

c)
We have read the “Information summary for the interim periods ended September 30, 2018, 2017, 2016, 2015, and 2014” and the “Additional information to the notes to consolidated financial statements as required under Section 12, Title III, Chapter IV, Regulations (N.T. 2013) of the Argentine Securities Commission. We do not have any comments to make on this information as regards the scope of our work.

d)
It is expressly stated that all necessary provisions under Section 294, Argentine Entities Law have been complied with, in order to verify the extent to which the company’s bodies abode by the Argentine Entities Law and the Company’s Bylaws. We have no comments to make.

City of Buenos Aires,	By Supervisory Committee
November 12, 2018	CÉSAR HALLADJIAN
Statutory Auditor

Mr. César Halladjian is unanimously appointed to sign the financial statements and the Supervisory Committee’s report. That having been done and there being no further business to be transacted, the meeting is adjourned at 12:00 p.m.

Eduardo Erosa	César Halladjian	Juan Nicholson